SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                         GENERAL ACCEPTANCE CORPORATION


                                (Name of Issuer)

                                  Common Stock


                         (Title of Class of Securities)

                                    368749107


                                 (CUSIP Number)


                                 Karl W. Kindig
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6708


        (Name, Address, Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                               September 16, 1997


             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box.

[   ]



         CUSIP No...............................................................................................368749107


1.       NAME OF REPORTING PERSON.................................................Capitol American Life Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................................34-1083130


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS..............................................................................................WC
                                                                                                                     ---

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                      [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     Arizona


Number of                  7.       SOLE VOTING POWER                                                           3,333,333
                                                                                                               ----------
Shares

Beneficially               8.       SHARED VOTING POWER                                                                0
                                                                                                                      --
Owned By

Each                       9.       SOLE DISPOSITIVE POWER                                                      3,333,333
                                                                                                                ---------
Reporting

Person With                10.      SHARED DISPOSITIVE POWER                                                           0
                                                                                                                      --

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,333,333
         ---------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.6%
         -----


14.      TYPE OF REPORTING PERSON                                                                                     IC






         CUSIP No.         368749107
                           ---------

1.       NAME OF REPORTING PERSON...........................................................................Conseco, Inc.
                                                                                                            -------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................................35-1468632
                                                                                                               ----------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS                                                                                              NA


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                      [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     Indiana



Number of                  7.       SOLE VOTING POWER                                                                   0
                                                                                                                      ---

Shares

Beneficially               8.       SHARED VOTING POWER                                                         3,333,333
                                                                                                               ----------
Owned By

Each                       9.       SOLE DISPOSITIVE POWER                                                             0
                                                                                                                      --
Reporting

Person With                10.      SHARED DISPOSITIVE POWER                                                   3,333,333
                                                                                                              ----------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,333,333
         ---------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.6%
         ----

14.      TYPE OF REPORTING PERSON                                                                                     HC
                                                                                                                      --




         CUSIP No................................................................................................368749107
                                                                                                                 ---------

1.       NAME OF REPORTING PERSON.......................................................................CIHC, Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                     51-0356511
                                                                                                               ----------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS                                                                                              N/A


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                      [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                    Delaware


Number of                  7.       SOLE VOTING POWER
                                                                                                                        0
Shares

Beneficially               8.       SHARED VOTING POWER                                                        3,333,333
                                                                                                              ----------
Owned By

Each                       9.       SOLE DISPOSITIVE POWER                                                             0
                                                                                                                      --
Reporting

Person With                10.      SHARED DISPOSITIVE POWER                                                   3,333,333
                                                                                                              ----------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,333,333
         --------


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.6%
         ----

14.      TYPE OF REPORTING PERSON                                                                                      HC
                                                                                                                       --

Item 1.  Security and Issuer.

         This Amendment No. 1 to Schedule 13D is being filed by Capitol American Life Insurance Company ("Capitol American"), Conseco, Inc. ("Conseco") and CIHC, Incorporated, ("CIHC") relating to the Common Stock, no par value (the "Common Stock"), of General Acceptance Corporation, an Indiana corporation (the "Company"). Capitol American is a wholly-owned subsidiary of CIHC. CIHC is a wholly- owned subsidiary of Conseco.

         The Company's principle executive offices are located at 1025 Acuff Road, Bloomington, Indiana 47404.

Item 2.  Identity and Background.

         This statement is filed by Capitol American, the principal business address and principal office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Capitol American is an insurance company, organized under the laws of the State of Arizona, which provides cancer, accident, intensive care and other supplemental health insurance.

         The executive officers and directors of Capitol American are:

         Mr. Stephen C. Hilbert, whose business address is 11825 N. Pennsylvania Street, Carmel Indiana 46032, is Chairman of the Board and Chief Executive Officer of Capitol American. Mr. Hilbert is also a director and executive officer of Conseco and other subsidiaries of Conseco.

         Mr. Donald F. Gongaware, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is President and a director of Capitol American. Mr. Gongaware is also a director and executive officer of Conseco and other subsidiaries of Conseco.

         Mr. Rollin M. Dick, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Executive Vice President and a director of Capitol American. Mr. Dick is also a director and executive officer of Conseco and other subsidiaries of Conseco and is a director of the Company.

         Ms. Ngaire E. Cuneo, whose business address is 745 Fifth

Avenue, Suite 2700, New York, New York 10151, is a director of Capitol American. Ms. Cuneo is also a director and executive officer of Conseco and other subsidiaries of Conseco.

         Mr. James S. Adams, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Senior Vice President of Capitol American. Mr. Adams is also an executive officer of Conseco and other subsidiaries of Conseco.

         Mr. Michael  A.  Colliflower,  whose  business  address    is  11825 N.
Pennsylvania Street, Carmel, Indiana 46032, is Senior Vice President, Legal, Secretary and a director of Capitol American.

         This statement is also filed by Conseco, the principal business address and principal office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Conseco is a financial services holding company, organized under the laws of the State of Indiana, which owns and operates insurance companies. The insurance companies owned and operated by Conseco develop, market, issue and administer annuity, health insurance and life insurance products. Conseco also provides administrative, data processing and investment management services to non-affiliates.

         The executive officers and directors of Conseco are:

         Mr. Hilbert is the Chairman of the Board, Chief Executive Officer and President of Conseco. Mr. Hilbert is also a Director of Conseco.

         Mr. Adams is the Senior Vice President, Chief Accounting Officer and Treasurer of Conseco.

         Ms. Cuneo is Executive Vice President of Corporate Development and a Director of Conseco. Ms. Cuneo is also a Director of the Company.

         Mr. Dick is the Executive Vice President and Chief Financial Officer and a Director of Conseco.

         Mr. Gongaware is the Executive Vice President and Chief Operations Officer and a Director of Conseco.

         David R. Decatur, M.D., whose business address is 1303 North

Arlington Avenue, Indianapolis, Indiana 46219, is a physician practicing in Indianapolis, Indiana and is President and Chief Executive Officer of Innovative Health Systems, Inc. Dr. Decatur is a Director of Conseco.

         Mr. M. Phil  Hathaway,  whose   home  address  is  4504  N.  Northwood,
Bloomington, Indiana, is retired.  Mr. Hathaway is a Director of Conseco.

         Mr. James D. Massey, whose business address is National City Bank of Indiana, 101 W. Washington Street, Indianapolis, Indiana 46255, is retired. Mr. Massey is a Director of Conseco.

         Mr. Dennis E. Murray, Sr., whose business address is 111 East Shoreline Drive, Sandusky, Ohio 44870, is a partner and principal of the Ohio law firm of Murray and Murray, Co., L.P.A. Mr. Murray is a Director of Conseco.

         Mr. John M. Mutz, whose business address is 251 N. Illinois Street, Suite 1400, Indianapolis, Indiana 46204, is President of PSI Energy, Inc. Mr. Mutz is a director of Conseco.

         This statement is also filed by CIHC, the principal business address and principal office address of which is 1209 Orange Street, Wilmington, Delaware 19801. CIHC is an insurance holding company, organized under the laws of the State of Delaware, which owns and operates insurance companies. The insurance companies owned and operated by CIHC develop, market, issue and administer annuity, health insurance and life insurance products.

         The executive officers and directors of CIHC are:

         Mr. Mark A. Ferrucci, whose business address is 1209 Orange Street, Wilmington, Delaware 19801, is President and a director of CIHC. Mr. Ferrucci is also an employee of CT Corporation.

         Mr. William T. Devanney, Jr., whose business address is 11825 North Pennsylvania Street, Carmel, Indiana 46032, is Vice President, Corporate Taxes of CIHC. Mr. Devanney is also an officer of other subsidiaries of Conseco.

         Ms. A. M. Horne,  whose  business  address  is  1209   Orange   Street,
Wilmington, Delaware 19801, is Secretary of CIHC. Ms. Horne is also an employee of CT Corporation.

         Ms. Kim E. Lutthans, whose business address is 1209 Orange Street, Wilmington, Delaware 19801, is Treasurer of CIHC. Ms. Lutthans is also an employee of CT Corporation.

         Mr. Gongaware is a director of CIHC.

         All of the executive officers and directors of Capitol American, Conseco and CIHC are United States citizens. During the last five years, no executive officer of Capitol American, Conseco and CIHC has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been party to civil proceedings of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Effective April 11, 1997, Capitol American purchased from the Company $10,000,000 of 12% Convertible Subordinated Notes of the Company (the "Debentures") pursuant to a Securities Purchase Agreement, dated April 11, 1997 (the "Capitol American Purchase Agreement"), between the Company and Capitol American. Subject to acceleration, the principal balance, plus all accrued and unpaid interest, of the Debentures becomes due and payable on April 11, 2000. The indebtedness under the Debentures is subordinate to certain senior indebtedness of the Company. Subject to the approval of the conversion features of the Debentures by the stockholders of the Company, which approval was obtained on July 8, 1997, the Debentures are convertible, at any time and from time to time, at the option of Capitol American, upon 10 days prior written notice to the Company, into shares of Common Stock at a rate equal to $3.00 per share; however, upon approval of the stockholders of the Company of the transactions described below, the conversion rate will be reduced to $1.00 per share. The number of shares of Common Stock into which the Debentures are convertible and the conversion price are subject to certain antidilution provisions contained in the Debentures. Capitol American made such investment out of working capital.

         Effective September 16, 1997, Conseco issued its guaranty in the maximum principal amount of $10,000,000 (the "Guaranty") of certain indebtedness of the Company and, in consideration therefor, received a fee of $300,000, a warrant (the "Warrant") to purchase up to 500,000 shares of Common Stock and a 12% Convertible Subordinated Note of the Company (the "Note") in a principal amount equal to all amounts paid or payable by Conseco pursuant to the Guaranty pursuant to an Agreement (the "Conseco Agreement"), dated as of September 16, 1997. The indebtedness under the Note is subordinate to the indebtedness of the Company, a portion of which is guaranteed pursuant to the Guaranty. Subject to approval of the stockholders of the Company, the Warrant permits the holders thereof to purchase, at the option of the holder, upon 10 days written notice to the Company, at any time and from time to time prior to the later of December 31, 1998 or the 10th day after the date upon which Conseco, its successors and assigns have no further right, obligation or liability under the Guaranty, up to 500,000 shares of Common Stock for a purchase price of $1.00 per share. The Note is convertible at any time and from time to time, at the option of the holder, upon 10 days written notice to the Company, into the number of shares of Common Stock equal to the principal balance then outstanding under the Guaranty (but not to exceed $10,000,000) and any accrued but unpaid interest, divided by the higher of (x) the book value per share of Common Stock of the Company determined in accordance with generally accepted accounting principles consistently applied at the time of such request for conversion, or (y) $0.25 per share of Common Stock. The number of shares of Common Stock and the exercise and conversion prices therefor into which the Warrant and the Note are exercisable or convertible, as the case may be, are subject to certain antidilution provisions contained in the Warrant and the Note. Conseco has made no investment in the transaction other than the issuance of the Guaranty. It is contemplated that any investment made pursuant to the Warrant or the Note will be made out of working capital.

         Upon approval of the stockholders of the Company, the issuance of the Warrant will result in a decrease in the conversion rate under the Debentures from $3.00 to $1.00 per share of Common Stock, and, as a consequence, increase the number of shares of Common Stock into which the Debentures are convertible from 3,333,333 to 10,000,000. In the event the conversion rate under the Note is less than $1.00, a corresponding adjustment to the number of shares of Common Stock into which the Debentures and the Note are convertible, or the Warrant is exercisable, as the case may be, and the related conversion and exercise prices would occur.

         In connection with the transaction referred to above, the Company issued its 12% Subordinated Convertible Notes (the "Stockholder Notes") in the aggregate principal amount of $1,500,000 to certain stockholders of the Company in consideration of loans by such stockholders to the Company in such aggregate principal amount. In addition to the senior indebtedness of the Company referred to above, the Debentures are also subordinate to the indebtedness represented by the Stockholder Notes, the Note and the Guaranty.

Item 4.  Purpose of Transaction.

         The purpose of Capitol American, Conseco and CIHC in having Capitol American and Conseco make their respective investments in the Company was for investment purposes.

Item 5.  Interest in Securities of the Issuer.

                  (a) As a result of Capitol American's ownership of $10,000,000 of the Debentures, Capitol American, CIHC as the sole shareholder of Capitol American and Conseco as the sole shareholder of CIHC, beneficially own 3,333,333 shares of the Common Stock representing approximately 35.6% of the shares of Common Stock deemed to be outstanding. Such beneficial ownership is based upon the conversion of the Debentures at a conversion price of $3.00 per share for $10,000,000 of Debentures.

                  As described above, upon stockholder approval of the issuance of the Warrant,(x) as a result of Capital American's ownership of the Debentures, Capital American, CIHC as the sole shareholder of Capitol American and Conseco as the sole shareholder of CIHC would beneficially own 10,000,000 rather than 3,333,333 shares of Common Stock representing approximately 62.4% of the shares of Common Stock deemed to be outstanding (based upon a conversion rate of $1.00 per share), and (y) Conseco would beneficially own 500,000 shares of Common Stock, representing approximately 7.6% of the shares of Common Stock deemed to be outstanding.

                  In addition, upon such stockholder approval, Conseco would beneficially own an additional 500,000 shares of Common Stock representing approximately 7.6% of the shares of Common Stock deemed to be outstanding.


                  (b) Upon conversion of the Debentures, Capitol American will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,333,333 shares of Common Stock. As described above, upon stockholder approval of the issuance of the Warrant, upon conversion of the Debentures, Capitol American would have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 10,000,000, rather than 3,333,333 shares of Common Stock. Through their ownership of Capitol American, Conseco and CIHC may be deemed to share the power to direct the vote or disposition of such shares of Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Conseco and CIHC expressly disclaim beneficial ownership of such shares and declare that the filing of this statement shall not be construed as an admission of any such beneficial ownership. In addition, upon stockholder approval of the issuance of the Warrant and the conversion features of the Note, Conseco would have the sole power to vote as to direct the vote and the sole power to dispose or to direct the disposition of 500,000 shares of Common Stock upon exercise of the Warrant and such number of shares of Common Stock into which the Note may become convertible upon conversion.

                  (c) The only transactions involving the Common Stock effected during the past 90 days by Capitol American, Conseco or CIHC are as described in this Schedule 13D, as amended hereby.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above for a general description of the conversion and other features of the Debentures, the Guaranty, the Note and Warrant.

         In addition to providing, among other things, for the purchase and issuance of the Debentures and customary representations, warranties, covenants and events of default, the Capitol American Purchase Agreement initially provided for:

                  (a) the acceleration and repayment in full of the principal amount of the Debentures, together with all accrued and unpaid interest, in the event of the occurrence of an event of default under the Capitol American Purchase Agreement;

                  (b) the acceleration and repayment in full of all amounts owing under the Debentures or, at the option of Capitol American, the redemption by the Company of the Debentures for an aggregate amount equal to the market value of the maximum number of shares into which the Debentures are convertible, if (upon the earlier of the optional conversion or maturity date of the Debentures) the Company fails or refuses to register the shares of Common Stock of the Company issued or issuable to Capitol American under the Securities Act of 1933, as amended (the "Act"), pursuant to the Registration Rights Agreement, dated as of April 11, 1997, among the Company, and Capitol American (the "Capitol American Registration Rights Agreement"); and

                  (c) the right of Capitol American to purchase subordinated indebtedness to be issued by the Company in the future on terms no less favorable than such subordinated indebtedness would be offered to others.

         Effective September 16, 1997, the Capitol American Purchase Agreement was amended, among other things (x) to provide that an event of default under the Conseco Agreement would constitute an event of default under the Capitol American Agreement, and (y) to add provisions for the redemption or repurchase, as the case may be, of the Warrant and the Note, to the provisions of the Capitol American Purchase Agreement relating to the redemption of the Debentures.

          In addition to providing, among other things, for the issuance of the Guaranty by Conseco and the issuance of the Warrant and the Note by the Company and the issuance of the Stockholder Notes and the execution and delivery of the related subordination agreements, the Conseco Agreement contains terms and provisions substantially similar to those in the Capitol American Purchase Agreement.

         The Capitol American Rights Agreement generally obligates the Company, at the request of Capitol American, to effect the registration of the shares of Common Stock into which the Debentures are converted; provided, however, that the Company is obligated to make only two such registrations. In addition, the Company is obligated to provide Capitol American with certain "piggyback" registration rights.

         Effective September 16, 1997, the Company and Conseco entered into a registration rights agreement providing for the registration of the shares of Common Stock exercisable pursuant to the Warrant or converted pursuant to the Note on substantially the same terms as the Capitol American Rights Agreement.

         The Company, Conseco, Capitol American and certain stockholders of the Company holding a majority of the issued and outstanding shares of Common Stock of the Company (the "Stockholders") are parties to that certain Stockholders' Agreement, dated April 11, 1997, which, among other things, initially:

                  (a)  fixed the number of directors of the Company  at six;

                  (b) entitled Conseco to have two designees on the Board of Directors of the Company, one designee on the audit and compensation committees of the Company and one representative to serve in an operations capacity;

                  (c) entitled the Stockholders to have one designee on the Board of Directors of the Company;


                  (d) with certain exceptions, restricted the transfer of any securities owned by the Stockholders until April 11, 1998 and required the Stockholders in the aggregate to continue to own at least 51% of the Common Stock of the Company from April 11, 1998 until April 11, 2000;

                  (e) in the event that Conseco makes a tender offer to all holders of Common Stock of the Company prior to April 11, 1998 at a price per share equal to the greater of (x) the market value of the Common Stock or (y) $4.00, required the Stockholders to tender at least such number of shares of Common Stock as will reduce the holdings of the Stockholders in the aggregate below 20% of the issued and outstanding Common Stock of the Company; and

                  (f)      obligated the  Stockholders  to vote for the approval
         of  the  issuance  of  the  Debentures  to  Capitol  American   and the
         conversion provisions described therein.

                  Effective September 16, 1997, the Stockholders' Agreement was amended:(x) change to the term of the agreement to encompass the period in which any of the Debentures were outstanding or in which Conseco, its successors and assigns or the holders of any Note or Warrant had any further right, obligation or liability under the Guaranty, the Note or the Warrant, (y) to provide that the Board of Directors of the Company would consist of eight (8) members, of which six (6) would be designated by Conseco if generally (1) the Company fails or refuses to fulfill its obligations under its registration rights agreements with Capitol American or Conseco, (2) Conseco is obligated to make payment under the Guaranty, (3) the Company, without Conseco's consent, incurs additional indebtedness subject to the Conseco's Guaranty or amends, modifies or otherwise changes the terms of or makes any waiver with respect to the Guaranty, and (y)to provide for the taking of any action (including, without limitation, the holding of a meeting of the Company's stockholders) so that the transactions contemplated in the Conseco Agreement, including the issuance of the Warrant and the conversion features of the Note, are approved by the Company's stockholders within 90 days (unless such period extended by Conseco).

                  In addition, Capitol American, Conseco and various stockholders of the Company entered into certain agreements which provide generally for (x)the subordination of the Debentures to the Stockholders' Notes, the Note, the Guaranty and certain other senior indebtedness of that Company, and (y) the subordination of the Stockholder Notes to the Note, the Guaranty and certain other senior indbebtedness of the Company.

Item 7.  Material to Be Filed as Exhibits.

                  *(a) Securities Purchase Agreement,  dated as  of  April   11,
         1997, between the Company and Capitol American.

                  *(b) 12% Subordinated Convertible Note, dated April 11, 1997, in the principal amount of $10,000,000 issued to Capitol American.

                  *(c) Stockholders' Agreement, dated as of April 11, 1997, among the Company, Conseco, Capitol American and the stockholders named therein.

                  *(d) Registration Rights Agreement, dated as of April 11, 1997, between the Company and Capitol American.

                 **(e) Joint Filing Agreement, dated as of July 18, 1997, between Capitol American, Conseco and CIHC.

                   (f) Agreement, dated as of September 16, 1997, between the Company and Conseco.

                   (g) Guaranty, dated September 16, 1997, issued by Conseco for the benefit of General Electric Capital Corporation.

                   (h) Warrant, dated as of September 16, 1997, issued by the Company to Conseco.

                   (i)  12%  Subordinated   Convertible   Note,   dated   as  of
September 16, 1997, issued by the Company to Conseco.

                   (j)  Amendment  No.   1   to   Securities Purchase Agreement,
dated as of September 16, 1997, between the Company and Capitol American.

                   (k) Amendment No. 1 to Stockholders' Agreement, dated as of September 16, 1997, among the Company, Conseco, Capitol American and the stockholders named therein.

                   (l) Registration Rights Agreement, dated as of September 16, 1997, between the Company and Conseco.


                   (m) Conseco Subordination Agreement, dated as of September 16, 1997, among the Company, Capitol American, Conseco and the stockholders named therein.

                   (n) Algood Subordination Agreement, dated as of September 16, 1997, among the Company, Capitol American and the stockholders named therein.

* Incorporated by reference from the Form 10-K filed by the Company on April 15, 1997.

** Incorporated by reference from the Schedule 13D Filed by Capitol American, Conseco and CIHC on July 8, 1997.

                                   SIGNATURES


         After reasonable Inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 1997

                         Capitol American Life Insurance Company



                         By: /s/DONALD F. GONGAWARE
                             -------------------------------
                                Name: Donald F. Gongaware
                                Title: President



                                Conseco, Inc.


                          By: /s/DONALD F. GONGAWARE
                              ------------------------------
                                 Name: Donald F. Gongaware
                                 Title: Executive Vice President


                                 CIHC, Inc.

                          By: /s/WILLIAM T. DEVANNEY, JR.
                              ------------------------------
                                  Name:   William T. Devanney, Jr.
                                  Title:  Vice President




                                                   EXHIBIT INDEX

Item     Description
----     -----------

*1. Securities Purchase Agreement, dated as of April 11, 1997, between the Company and Capitol American.

*2.      12% Subordinated Convertible  Note,   dated  April  11,  1997,  in  the
         principal amount of $10,000,000 issued to Capitol American.

*3.      Stockholders'  Agreement,  dated  as  of  April  11,  1997,  among  the
         Company, Conseco, Capitol American and the stockholders named  therein.

*4.      Registration Rights Agreement, dated as of April 11, 1997,  between the
         Company and Capitol American.

**5.     Joint Filing Agreement, dated  as  of  July  18, 1997,  between Capitol
         American, Conseco and CIHC.

  6. Agreement, dated as of September 16, 1997, between the Company and Conseco.

  7. Guaranty, dated September 16, 1997, issued by Conseco for the benefit of General Electric Capital Corporation.

  8.     Warrant, dated  as  of  September   16,  1997, issued by the Company to
         Conseco.

  9. 12% Subordinated Convertible Note, dated as of September 16, 1997, issued by the Company to Conseco.

 10.     Amendment  No.  1  to  Securities  Purchase  Agreement,  dated  as   of
         September 16, 1997, between the Company and Capitol American.

 11.     Amendment No. 1 to Stockholders'  Agreement  dated  as of September 16,
         1997, among the Company, Conseco, Capitol American and the stockholders named therein.

 12. Registration Rights Agreement, dated as of September 16, 1997, between the Company and Conseco.

 13.     Conseco Subordination Agreement, dated as of September 16, 1997, among
         the Company, Capitol American,  Conseco  and  the  stockholders   named
         therein.

14.      Algood  Subordination  Agreement,  dated  as  of  September 16,   1997,
         among the Company, Capitol American and the stockholders named therein.


                                       20


         * Incorporated by reference from the Form 10-K filed by the Company on April 15, 1997.

         ** Incorporated by reference from the Schedule 13D filed by Capitol American, Conseco and CIHC


                                       21